[Cadwalader, Wickersham & Taft LLP]


December 21, 2005

Jennifer G. Williams, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:   Wells Fargo Asset Securities Corporation
      Registration Statement on Form S-3 (File No. 333-129159)
      Filed on October 20, 2005
      --------------------------------------------------------------------------

Dear Ms. Williams:

We are counsel to Wells Fargo Asset Securities Corporation (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated November 18, 2005 (the "Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") and have discussed the comments contained therein with various representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments. Terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or the form of prospectus supplement (the "Prospectus Supplement") contained in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which has been filed today with the Commission through the EDGAR system. Enclosed herewith are four courtesy copy of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Participant's responses. References to page numbers in Amendment No. 1 are to the marked version.

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed

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Jennifer G. Williams, Esq.
December 21, 2005

      securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

      The Registrant confirms that the depositor and each issuing entity previously established directly or indirectly by the depositor or any affiliate or the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

      The Registrant confirms its obligation to describe any legal proceedings pending against the sponsor, the depositor or any of the other entities described in Item 1117 of Regulation AB that would be material to security holders. However, because, as of the date of this letter, there are no material legal proceedings pending of the type referred to in Item 1117 in Regulation AB, and because Item 1117 does not require affirmative disclosure of the absence of any such material legal proceedings, the Registrant does not believe that a separately captioned legal proceedings section is required at this time.

3. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Refer to 1100(f) of Regulation AB.

      The Registrant confirms that it plans to file finalized agreements, including exhibits, as an exhibit to the Registration Statement or under cover of Form 8-K for incorporation by reference into the Registration Statement at the time of each takedown. The Registrant will file each such Form 8-K not later than fifteen days following the closing date related to each takedown.

4. Please confirm that the pool will include no non-performing loans, and less than a 20% concentration level of delinquent loans.

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Jennifer G. Williams, Esq.
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      The Registrant confirms that asset pools will include no nonperforming loans and less than a 20% concentration level of delinquent loans.

5. Please briefly define here or in the summary the use of the term "non-relocation" to describe the type of mortgage loans in the asset pool.

      The Staff's requested changes have been made at page S-8 of the Prospectus Supplement.

6. Please provide an appropriate cross-reference in the first footnote on this page.

      The Staff's requested change has been made at page S-4 of the Prospectus Supplement.

7. We note you refer to footnote 7 for the pass-through rate on your Class A-1, A-2, A-5 and A-6 Certificates. However, we cannot locate disclosure explaining the purpose of this footnote. Please provide this disclosure or remove your reference to this footnote.

      Footnote 7 has been revised to clarify that it describes the formulas applicable to each class of floating rate certificates.

8. It appears that loans in the asset pool will be originated by other mortgage loan originators. Please include bracketed language to disclose that you will provide the information required for all other mortgage loan originators that will originate 20% or more of the pool assets and that the mortgage loan originators that will originate 10% or more of the pool assets will be identified. Refer to Item 1110(a) and (b) of Regulation AB.

      Because the transaction described in the Prospectus Supplement is illustrative and does not relate to any particular originator other than Wells Fargo Bank, the Registrant has not included any bracketed disclosure about any other hypothetical originator, since whether any such originator will exceed the thresholds in Item 1110 of Regulation AB, and the particulars of the disclosure that would be required about a particular originator under Item 1110(b), are not currently known to the Registrant. However, the Registrant confirms its understanding that other mortgage loan originators who originate 10% or more of the pool assets will need to be identified in the applicable Prospectus Supplement and that information described in Item 1110(b) of Regulation AB will be required about mortgage originators who originate 20% of more of the pool assets. In that regard, the Registrant directs the Staff's attention to the bracketed language on

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Jennifer G. Williams, Esq.
December 21, 2005

      page S-39 of the Prospectus Supplement, in which the Registrant has indicated its understanding of that obligation.

9. Please expand your disclosure to briefly explain the circumstances for the optional purchases of certain mortgage loans from the pool. For example, we note on page 77 in the base prospectus that the depositor or the master servicer may repurchase any mortgage loan which is in default during one or more thirty-day periods. Also, briefly disclose the "certain circumstances" when substitutions may be made for certain mortgage loans. Refer to Item 1103(a)(6) of Regulation AB.

      The Staff's requested change has been made at pages S-8 - S-9 of the Prospectus Supplement.

10. In this regard, we note on page S-41 that the depositor may substitute for any reason a new mortgage loan for any mortgage loan in the trust estate for three months following the closing date. However, it does not appear your transaction meets the limited exceptions to the discrete pool requirement under Item 1101(c)(1) of Regulation AB. Refer to Item 1101(c)(3) of Regulation AB. Please provide an analysis to explain how the general substitution of mortgage loans would meet the definition of an asset-backed security under Regulation AB.

      The Registrant has elected to remove the referenced substitution right from its transactions under the Registration Statement and has, accordingly, deleted the referenced language.

11. Please expand your disclosure to briefly clarify why the weighted average life of a "companion certificate" is particularly sensitive to principal prepayments on the mortgage loans.

      The Staff's requested change has been made of page S-13 of the Prospectus Supplement.

12. Please provide us with a copy of the static pool information you intend to present on your Internet web site. Also, please consider providing a graphic presentation of the information as this will enable investors to grasp information more quickly and see patterns visually or explain to us why a graphical presentation would not aid the understanding of the static pool information to investors.

      Enclosed with this letter is a copy of the intended format for static pool disclosure

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Jennifer G. Williams, Esq.
December 21, 2005

      which will appear on the Registrant's designated website when it becomes available. The Registrant does not currently plan to provide a graphic presentation of static pool data.

13. Please include a graphical illustration or flow chart that would complement the narrative description of the pool distribution amount allocation on page S-24 and distribution on the Class A Certificates on page S-32 or advise why a graphical illustration among the various classes of certificates would not aid the understanding of the flow of funds to a potential investor. Refer to Item 1113(a)(2) of Regulation AB.

      In the Registrant's judgment, the narrative descriptions of the pool distribution amount allocation and of the principal distributions on the Class A Certificates present such information in a manner familiar to and understood by investors in mortgage-backed securities and in the sufficient detail to enable such investors to perform their own modeling activities with respect to those securities. In the Registrant's judgment, supplemental graphical information or flow charts would merely provide redundant disclosure and would do so in a less precise manner. The Registrant does not believe that this will aid the understanding of potential investors and is unaware of any expressed desire for such a presentation by investors in its securities.

14. Please explain why the mortgage loans in the trust estate are "expected to be" secured by first liens rather than "will be" secured by first liens.

      The disclosure on page S-39 of the Prospectus Supplement has been revised to clarify that the mortgage loans "will be" secured by first liens.

15. The first paragraph on page S-40 provides that the first table in Appendix A will set forth certain characteristics of the Mortgage Loans, Premium Mortgage Loans and the Discount Mortgage Loans. The first table of Appendix A, however, does not present separately the various pool characteristics for each of the Premium Mortgage Loans and Discount Mortgage Loans. Please add these characteristics to the "Selected Mortgage Loan Data" on page A-1.

      The column headings for the Premium Mortgage Loans and Discount Mortgage Loans, which were inadvertently omitted from Appendix A, have been reinserted.

16. We note your statement that "in certain instances, exceptions to the Underwriting Standards may have been granted." Please add bracketed language to disclose the type of exceptions to underwriting standards affecting any of the mortgage loans

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Jennifer G. Williams, Esq.
December 21, 2005

      included in the asset pool and quantify the percentage of these mortgage loans to the extent material.

      The Sponsor's normal mortgage loan underwriting practice is to grant exceptions to individual underwriting criteria if, in the judgment of the originator's underwriting personnel, sufficient compensating factors exist. The Registrant does not believe that the nature or amount of exceptions made to the underwriting guidelines pursuant to which the mortgage loans in any trust were originated will be material to investors in the related securities. However, to the extent that a transaction contains mortgage loans for which exceptions to underwriting criteria were granted and the Registrant concludes that such exceptions would be material to investors in the related securities, such exceptions to the underwriting criteria will be disclosed in the applicable prospectus supplement. Because exceptions may be made to any individual underwriting criteria, the Registrant cannot provide any further information about the nature of specific exceptions which may be present in any given transaction at this time.

17. We note your disclosure on page S-49. However, it does not appear that you have included a table itemizing all the fees and expenses disclosure required by Item 1113(c) of Regulation AB. Please revise to disclose all of the information called for by Item 1113(c) in a tabular format. Also, please add this section to the table of contents.

      The Registrant has revised the presentation of fee information on page S-49 of the Prospectus Supplement to more clearly indicate that it is the tabular presentation required by Item 1113(c) of Regulation AB and to include information about successor compensation and other expenses reimbursable to the transaction parties out of cash flows on the pool assets.

18. Please include the underwriter compensation information called for in Item 508 of Regulation S-K.

      The Staff's requested change has been made at page S-53 of the Prospectus Supplement.

19. It appears that the underwriter and any dealers that participate in the distribution of the offered certificates are underwriters under the Securities Act. As such, please delete to remove the phrase "may be deemed to be" from this section here and in the base prospectus.

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Jennifer G. Williams, Esq.
December 21, 2005

      The Staff's requested change has been made at page S-53 of the Prospectus Supplement and at page 128 of the Base Prospectus.

20. Refer to footnote 1 to the table for "Selected Mortgage Loan Data" on page A-1. Please quantify the percentage of the mortgage loans for which FICO Scores are not available to the extent material.

      The Registrant will add the requested information. However, the Registrant believes that the more appropriate place to quantify the percentage of mortgage loans for which FICO Scores are not available, to the extent material, is in the table titled "Original FICO Scores" contained in the mortgage loan data tables immediately following the Selected Mortgage Loan Data table in Appendix A. Although the data fields in the Original FICO Scores table are currently blank, the Registrant confirms that the table will include a data field for mortgage loans for which FICO Scores are not available.

21. Please include an introductory paragraph explaining how each of the metrics that is not self-evident is calculated. You may cross-reference to appropriate sections of the prospectus supplement or prospectus, however, you should ensure that all of the metrics are captured by your reference.

      The Registrant has added explanatory footnotes describing those metrics, or cross-referencing to the descriptions thereof in the Prospectus Supplement or Base Prospectus, to the extent that such metrics are not self-explanatory.

22. We note your geographic concentration disclosure here and in the summary. Please confirm that if 10% or more of the pool assets are located in any one state or geographic region, you will describe the economic or other factors specific to such state or region. Refer to Item 1111(b)(14).

      The Registrant confirms that if 10% or more of the pool assets are located in any one state or geographic region, it will describe the economic or other factors specific to such state or region that may materially impact the pool assets or pool asset cash flows, as required by Item 1111(b)(14) of Regulation AB.

23. Refer to the table for "Originators" on page A-3. Please identify the percentage of each originator rather than identifying all loans originated not by Wells Fargo as "other originators" to the extent material.

      The originator table on page A-4 has been revised to clarify that the identity and

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Jennifer G. Williams, Esq.
December 21, 2005

      percentage of loans originated by each originator, other than Wells Fargo Bank, that originated 10% or more of the pool assets, will be disclosed as required by Item 1110(a) of Regulation AB.

24. Please revise to delete your references in the summary to "other property," "other distribution," and "any other method" of credit enhancement described in the applicable prospectus supplement. We view this as a catch-all. Instead, provide a general description of all assets, structural features and credit enhancement in the base prospectus that is known or reasonably contemplated to be included in an actual takedown.

      The Staff's requested change has been made at pages 7 and 8 of the Base Prospectus.

25. Please advise whether "other such party" may be a holder of the certificates.

      The Staff is advised that "such other party" may be a holder of certificates. In that regard, the Staff is advised that the exercise of optional purchase right by a holder is not a redemption. A certficateholder who holds an optional purchase right will not tender its securities in exchange for the remaining mortgage loans, but will be obligated, if it elects to exercise its option, to purchase the remaining mortgage loans from the trust for the price specified in the Base Prospectus. The proceeds of such purchase will then be distributed by the trust in retirement of all remaining certificates.

26.   Remove item (vi). All trust assets should be described in the prospectus.

      The Staff's requested change has been made at page 22 of the Base Prospectus.

27. It appears that you may include negative amortization mortgages in the asset pool. Include a risk factor detailing the risks of these loans. To the extent material, do the same for subsidy loans, buy-down loans and pledged asset mortgage loans.

      The requested risk factors as well as additional risk factors relating to the mortgage loans, to the extent material, have been added at pages 15-18 of the Base Prospectus.

28. Please revise here and throughout to clarify that "certain other agreements" will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

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Jennifer G. Williams, Esq.
December 21, 2005

      The reference to "certain other agreements" has been deleted.

29. Please include bracketed language in the prospectus supplement to provide the information that is required by Item 1115(a)(4) of Regulation AB.

      The transaction described in the Prospectus Supplement does not contemplate having a derivative instrument covered by Item 1115. The Registrant confirms its understanding of the information that is required to be disclosed pursuant to Item 1115(a)(4) of Regulation AB and will provide such information in any transaction including such a derivative instrument. The Registrant refers the Staff to page 27 in the Base Prospectus whereby it is expressly stated that the applicable prospectus supplement will provide the required information.

30. Please revise your disclosure to clarify that you will provide financial information as required under Item 1115(b)(1) and (2) of Regulation AB if the significant percentage of the relevant cash flow agreements, or any other derivative instruments, is 10% or more.

      The Staff's requested change has been made at page 27 of the Base Prospectus.

31. It is unclear why you would disclose prior originations by the sponsor based on vintage years since it does not appear that the sponsor would meet the limitation under Item 1105(a)(2) of Regulation AB. Please delete this disclosure or advise why no revision is warranted.

      Because the referenced disclosure appears in the Base Prospectus, it contemplates all possible static pool disclosure that may be made in the applicable Prospectus Supplement. The Registrant will provide static pool information on prior securitized pools with respect to asset types for which it has three years of prior securitization experience and will provide vintage information with respect to originations and purchases of asset types with respect to which it has less than three years of securitization experience. Further, because static pool disclosure is governed by materiality, the Registrant may, if it thinks such information would be material, choose to provide static pool information with respect to both prior securitized pools and vintage origination years of an asset type.

32. Please tell us the purpose of your statement in the third sentence. Are any of the loans sold to the entities included in any of your amortized asset pools? If so, then disclosure

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Jennifer G. Williams, Esq.
December 21, 2005

      of the loans would need to be disclosed. Refer to Item 1105(a)(3) of Regulation AB. Please revise accordingly or advise.

      The Registrant has chosen to exclude loans sold to the referenced entities because such loans have features that are not representative of the mortgage loans included in its securitized asset pools, and, therefore, the Registrant believes the performance of such loans would not be material.

33.   Please complete the table in your next amendment.

      The referenced table has been completed in Amendment No. 1.

34. Please disclose any material changes, if any, to Wells Fargo's policies or procedures during the last three years, in its role as a master servicer. See Item 1108(b)(3) of Regulation AB. Provide similar disclosure for Wells Fargo in its role as servicer, described on page 63. We note your disclosure on page 64 providing that any prospective material changes will be described in a prospectus supplement.

      The Registrant confirms its obligation to describe any material changes to Wells Fargo Bank's policies or procedures during the last three years, in its role as a servicer and a master servicer. However, because, as of the date of this letter, there have been no material changes to Wells Fargo Bank's policies or procedures during the last three years, in its role as a servicer or a master servicer, and because Item 1108(b)(3) does not require affirmative disclosure of the absence of any such material changes in policies or procedures, the Registrant does not believe that additional disclosure is required at this time.

35. We note that the servicer will deliver annually the servicer compliance statement, assessment of compliance report and attestation report "on or before the date specified in the applicable underlying servicing agreement or pooling and servicing agreement." Please tell us whether the timeframe in the servicing agreement meets the timing under General Instruction A(2)(b) of Form 10-K.

      The Registrant confirms that the dates specified in the applicable underlying servicing agreement or pooling and servicing agreement for delivery of the annual servicer compliance statement, assessment of compliance report and attestation report will meet the timing under General Instruction A(2)(b) of Form 10-K.

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Jennifer G. Williams, Esq.
December 21, 2005

36. We note the third bullet point disclosing that the assessment of compliance will be provided for and as of the end of the prior calendar year. Please confirm that this the prior fiscal year covered by Form 10-K. Please do the same for the fourth bullet point. See Item 1122(a)(3) and
      (4).

      The Registrant confirms that the assessment of compliance and attestation report will be provided for and as of the end of the prior fiscal year covered by Form 10-K Because each of the issuing entities will be treated for federal income tax purposes as comprised of one or more real estate mortgage investment conduits ("REMICS"), and because REMICS are required to have a calendar year, the fiscal year of the issuing entity covered by Form 10-K will always be a calendar year.

37. Paragraph (iii) provides that a shortfall amount will be disclosed in the monthly disclosure report. Please revise this section to provide that similar disclosure will be made in the event of carryovers and excess cash flow, if applicable. See Item 1121(a)(3)(iii) and (iv).

      The Staff's requested changes have been made at pages 81 and 82 of the Base Prospectus.

38. Refer to the third and fourth methods of distribution you present in the second paragraph. Please disclose that the depositor participating in these methods of distribution is an underwriter.

      The Staff's requested change has been made at page 127 of the Base Prospectus.

39. Please confirm that the depositor or servicer will sign the Exchange Act reports. See General Instruction J.3 to Form 10-K, General Instruction
      G.3. to Form 8-K and General Instruction E to Form 10-D.

      The Registrant confirms that all Exchange Act reports will be signed by either the depositor or the master servicer.

40. Please add bracketed language in the prospectus supplement to disclose the names and file numbers called for in Item 1118(b) of Regulation AB.

      The Staff's requested change has been made at page S-14 of the Prospectus Supplement.

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Jennifer G. Williams, Esq.
December 21, 2005

41. Please include in this section the undertaking language included in Item 512(a)(1)(iii) beginning with "provided further, however."

      The Staff's requested change has been made at page II-3 of Amendment No.
      1.

42. Please file the various forms of agreements with your next amendment.

      The various forms of agreements have been filed as exhibits to Amendment No. 1.

If you have any questions concerning the foregoing or require any additional copies of Amendment No. 1, please contact the undersigned.

Very truly yours,

Jordan M. Schwartz

cc:  Lawrence D. Rubenstein, Esq.


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